

Mail Stop 7010

March 19, 2007

Mr. Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

      RE: Form 10-K for the fiscal year ended December 31, 2006
              File No. 0-1093

Dear Mr. Garneau:

      We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim ones as applicable.

Financial Statements

Consolidated Statements of Cash Flows, page 32

2. Please breakout for each period presented the other, net line item in the cash provided by operating activities section into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95. In addition, please present the changes in notes payable and changes in debt line items in the cash provided by financing activities on a gross basis instead of net basis.

Note 1 – Summary of Significant Accounting Policies, page 33

General

3. Please disclose how you account for pre-contract costs, including how you account for costs related to contracts that you don't ultimately win. If you do not expense these amounts upon receiving notification you did not get the contract, please disclose why not and disclose how you do account for these costs.

Revenue Recognition, page 33

4. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Note 4 – Accounts Receivable, Net page 37

5. You disclose on page 20 that as of December 31, 2006, you have $41.3 million of
    costs related to the Australian SH-2G(A) program that have not yet been billed.
    Please provide us with information detailing why you have not billed these
    amounts, and tell us when you expect to bill these costs and when you realistically
    expect to be paid these amounts. In addition, please tell us how much of the
    December 31, 2005 unbilled costs remain either (a) unbilled or (b) unpaid at
    December 31, 2006 and why. Please also tell us the dollar amounts included in
    billed commercial and other government contracts as of December 31, 2006 and
    December 31, 2005. Also, please tell us when you expect payment on the
    December 31, 2006 amounts and the portion of the December 31, 2005 balance
    that has not been paid as of December 31, 2006.

Note 16 – Commitments and Contingencies, page 49

6. Please disclose for each period presented the amount you have spent related to
    environmental remediation activities. Refer to SAB Topic 5:Y.

Note 19 – Segment Information, page 56

7. Please tell us whether each of your operating units (Aerostructures, Fuzing,
    Helicopters, and Kamatics) within your Aerospace segment represent a separate
    operating segment as defined in paragraph 10 of SFAS 131. If not, please tell us
    in detail why not. If you believe that they each represent an operating segment
    and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation
    of all of these operating segments into one reportable segment, provide us with
    the analysis you performed in reaching this conclusion. If after reassessing the
    criteria in SFAS 131, you now believe that more reportable segments exist than
    you have reported, revise your financial statements accordingly. Please also refer
    to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

8. Please provide us with additional information to help us understand your internal
    structure and the information reviewed by the chief operating decision-maker.
    Describe your internal operational and reporting structure and organization, and
    tell us whether results are evaluated based on operating units such as Fuzing and
    Helicopters. Please also tell us the financial information that the Board of
    Directors reviews as well.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief